12g3-2(b)

RECEIVED
2008 DEC -3 A 11:05
OFFICE OF INTERNATIONAL CORPORATE FINANCE

MEDIASET S.P.A.
DIREZIONE AFFARI SOCIETARI
Viale Europa n. 48
20093 Cologno Monzese

082-04575

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

08006118

C. a. Mr. Paul Dudek

SUPPL

Cologno Monzese, 1st December 2008

Attached You'll find the informations requested to make public pursuant to Italia's law submitted to the Italian Autorithies until the end of November.

Please, do not hesitate to contact our offices for any further informations.

PROCESSED
DEC 09 2008
THOMSON REUTERS

Yours faithfully.

Emanuela Bianchi
(Corporate Affaires)

Tel. 0039 02 25149588
Fax 0039 02 25149590
Emanuela.bianchi@mediaset.it

12/4

MEDIASET

Quarterly Report
as at 30 September 2008

MEDIASET GROUP

CONTENTS

CORPORATE BOARDS

Board of Directors	**Chairman**	Fedele Confalonieri
	Deputy Chairman	Pier Silvio Berlusconi
	CEO	Giuliano Adreani
	Directors	Marina Berlusconi
		Pasquale Cannatelli
		Paolo Andrea Colombo
		Mauro Crippa
		Bruno Ermolli
		Luigi Fausti
		Marco Giordani
		Alfredo Messina
		Gina Nieri
		Carlo Secchi
		Attilio Ventura
Executive Committee		Fedele Confalonieri
		Pier Silvio Berlusconi
		Giuliano Adreani
		Gina Nieri
Internal Control Committee		Luigi Fausti (*Chairman*)
		Alfredo Messina
		Carlo Secchi
Remuneration Committee		Bruno Ermolli (*Chairman*)
		Paolo Andrea Colombo
		Attilio Ventura
Governance Committee		Attilio Ventura (*Chairman*)
		Paolo Andrea Colombo
		Luigi Fausti
Board of Statutory Auditors	**Chairman**	Alberto Giussani
	Acting Auditors	Francesco Vittadini
		Silvio Bianchi Martini
	Substitute Auditors	Mario D'Onofrio
		Antonio Marchesi
Independent Auditors		Reconta Ernst & Young S.p.A.

INTRODUCTION

This Quarterly Report (*Interim Report on Operations* in compliance with Art. 154 ter of Italian Law 195/2007) was drafted in accordance with the International Accounting Principles (IAS/IFRS) adopted for the drafting of the Group's Consolidated Annual Report as at 31 December 2007 and, in particular, with IAS 34 – *Interim Reports.*

The structure and the content of the re-classified consolidated accounting tables and mandatory accounting schemes included in this Report are in line with those established for the drafting of the Annual Report, while the Notes were drawn up in compliance with the minimum requirements provided for in *IAS 34 – Interim reports.* The information provided in this Quarterly Report is not comparable with that supplied in the financial statements drafted pursuant to IAS 1.

This Quarterly Report is not subject to auditing by the Independent Auditors.

REPORT ON OPERATIONS AS AT 30 SEPTEMBER 2008

Group's financial highlights

Here follows a summary of the main results achieved by the Mediaset Group as at 30 September 2008 compared to the figures in the same period of 2007:

- ***consolidated net revenues*** amounted to ***EUR 3,029.5 million***, showing a **7.6%** increase;
- ***EBIT*** is equal to ***EUR 703.9 million***, against EUR 787.8 million posted in the first nine months of the previous year, a period in which extraordinary revenues for a total amount of EUR 23 million were registered, resulting from a re-classification of the post-employment benefit fund accrued as at 31 December 2006, following to changes in the relevant law provisions regulating post-employment benefit plans introduced in Italy last year. In homogenous terms, the change in EBIT mainly reflects the reduction in revenues from advertising posted in the third quarter in Spain. ***EBIT margin*** accounted for **23.2%,** against 28.0% posted in the same period of 2007;
- ***Earnings before tax and minority interest*** equalled ***EUR 606.4 million*** against EUR 756.5 million as at 30 September 2007; this variation is mainly due to the financial charges generating from an increase in the consolidated debt position following to the acquisitions completed over the second half of 2007 and the charges resulting from the equity method valuation of the shareholding held in Edam Acquisition I Coöperatief BV, entered under amortisation of *intangible assets*, as identified upon the Purchase Price Allocation (PPA), following to the acquisition by the latter company of the majority interest in the Endemol Group;
- ***Net profit for the Group***, equalled ***EUR 355.8 million***, against EUR 372.3 million as at 30 September 2007,

In the period of reference Mediaset networks recorded a Full Day share of 39.4%, a Prime Time share of 39.8% and a Day Time share of 39.1% . Worth noting is the third ranking of Italia 1 for all age brackets and the 0.5% growth achieved by Rete 4 in Prime Time.

Here below are the results reached by each single network during the period of reference:

(Source: Auditel)

Share individuals - 9 months 2008	24 hours	Prime Time	Day Time 7:00-2:00
5	20.2%	20.7%	19.9%
	10.9%	10.3%	11.1%
	8.3%	8.8%	8.1%
MEDIASET	**39.4%**	**39.8%**	**39.1%**

Considering the results obtained with the commercial target group aged 15- 64, Mediaset confirmed its leadership in all the three time windows, with Canale 5 and Italia 1 ranking first and third, respectively, in Full Day and Day Time.

With regard to the initial phase of the guarantee period of Autumn 2008, Mediaset networks recorded a Full Day and Day Time audience share of 39.1%, and a Prime Time share of 38.9%. Italia1 improved its position in Prime Time, recording a 0.3% growth in the share, thus confirming its third position in Full Day and Day Time.

In the same period, Mediaset confirmed its leading position in all the three time windows for the 15-64 aged target group against its main competitor.

The table below shows the number of broadcasting hours of each Mediaset network in the first nine months of 2008.

Mediaset Networks - Broadcasted programmes - 9 months 2008

Type	Canale 5		Italia 1		Retequattro		Mediaset Total	
Film	405	6.2%	853	13.0%	1,506	22.9%	2,764	14.0%
Tv Movie	424	6.4%	281	4.3%	222	3.4%	927	4.7%
Mini-series	120	1.8%	24	0.4%	161	2.4%	305	1.5%
Telefilm	636	9.7%	1,346	20.5%	1,746	26.6%	3,728	18.9%
Tv Romance	28	0.4%	-	0.0%	2	0.0%	30	0.2%
Sit-com	127	1.9%	857	13.0%	62	0.9%	1,046	5.3%
Soap	284	4.3%	-	0.0%	533	8.1%	817	4.1%
Telenovelas	-	0.0%	-	0.0%	330	5.0%	330	1.7%
Cartoons	-	0.0%	1,112	16.9%	-	0.0%	1,112	5.6%
Total TV Rights	**2,024**	**30.8%**	**4,473**	**68.0%**	**4,562**	**69.4%**	**11,059**	**56.1%**
News	1,239	18.8%	721	11.0%	613	9.3%	2,573	13.0%
Info	784	11.9%	163	2.5%	234	3.6%	1,181	6.0%
Sport	-	0.0%	185	2.8%	17	0.3%	202	1.0%
Events	12	0.2%	161	2.4%	14	0.2%	187	0.9%
Entertainment	2,156	32.8%	584	8.9%	560	8.5%	3,300	16.7%
Culture	63	1.0%	15	0.2%	152	2.3%	230	1.2%
Teleshopping	298	4.5%	274	4.2%	424	6.4%	996	5.0%
Total in-house productions	**4,552**	**69.2%**	**2,103**	**32.0%**	**2,014**	**30.6%**	**8,280**	**42.0%**
Total	**6,576**	**100.0%**	**6,576**	**100.0%**	**6,576**	**100.0%**	**19,728**	**100.0%**

The table below includes the Telecinco programme scheduling and shows with comparables regarding the first nine months of 2007 and 2008, the network's ongoing commitment and strategy to increasingly using in-house original productions.

Telecinco Broadcasted contents (hours)	**9 months 2008**		**9 months 2007**		**Changes**	
Film	361	5.5%	383	5.8%	(22)	-5.7%
TV Movies, Mini-series and Telefilm	391	5.9%	513	7.8%	(122)	-23.8%
Cartoons	191	2.9%	201	3.1%	(10)	-5.0%
Total TV Rights	**942**	**14.3%**	**1,097**	**16.7%**	**(154)**	**-14.0%**
Quiz-game-show	1,291	19.6%	631	9.6%	660	104.6%
Sport	155	2.4%	165	2.5%	(10)	-6.1%
Documentaries and others	2,079	31.6%	2,603	39.7%	(524)	-20.1%
News	1,261	19.2%	1,335	20.4%	(74)	-5.5%
Fiction	795	12.1%	659	10.1%	136	20.6%
Others	52	0.8%	62	0.9%	(10)	-16.1%
Total in-house productions	**5,634**	**85.7%**	**5,455**	**83.3%**	**179**	**3.3%**
Total	**6,576**	**100.0%**	**6,552**	**100.0%**	**24**	**0.4%**

(amounts in EUR millions)

Mediaset Group: Income statement	9 months		3rd Quarter	
	2008	2007	2008	2007
Total consolidated net revenues	**3,029.5**	**2,816.1**	**757.4**	**739.0**
Personnel expenses	382.0	328.5	118.2	111.0
of which non recurring revenues	-	(23.0)	-	-
Purchases, services, other costs	1,131.6	1,005.4	313.7	293.1
Operating costs	**1,513.6**	**1,333.9**	**431.8**	**404.1**
EBITDA	**1,515.9**	**1,482.2**	**325.6**	**334.9**
Rights Amortisations	697.1	599.3	218.8	215.4
Others amortisations and depreciations	114.8	95.0	47.2	31.6
Amortisations and depreciations	**812.0**	**694.4**	**266.0**	**247.1**
Operating profit	**703.9**	**787.8**	**59.6**	**87.9**
Gain/(Losses) from disposal of equity investments	-	-	-	-
EBIT	**703.9**	**787.8**	**59.6**	**87.9**
Financial income/(losses)	(60.3)	(34.4)	(24.0)	(14.9)
Income/(expenses) from equity investments	(37.3)	3.1	(13.2)	1.6
EBT	**606.4**	**756.5**	**22.5**	**74.6**
Income taxes	(136.3)	(254.2)	(1.8)	(18.5)
Net profit from continuing operations	**470.1**	**502.4**	**20.7**	**56.1**
Net profit from discontinued operations	-	-	-	-
Minority interests in net profit	(114.3)	(130.1)	(14.9)	(24.7)
Mediaset Group net profit	**355.8**	**372.3**	**5.7**	**31.5**

The following is an analysis of the percentage impact on consolidated net revenues of a few significant items of the Group's income statement.

	9 months		3rd Quarter	
	2008	2007	2008	2007
Total consolidated net revenues	**100.0%**	**100.0%**	**100.0%**	**100.0%**
Operating costs	50.0%	47.4%	57.0%	54.7%
EBITDA	50.0%	52.6%	43.0%	45.3%
Amortisation, depreciation and write-downs	23.0%	21.3%	28.9%	29.1%
Operating profit	**23.2%**	**28.0%**	**7.9%**	**11.9%**
EBIT	**23.2%**	**28.0%**	**7.9%**	**11.9%**
EBT	**20.0%**	**26.9%**	**3.0%**	**10.1%**
Mediaset Group net profit	**11.7%**	**13.2%**	**0.8%**	**4.3%**
Tax rate (EBT %)	22.5%	33.6%	8.0%	24.8%

- ***Network Operator***, these operations are related to the management of an analogue broadcasting network for the transportation and broadcasting of free-to-air own channels and digital terrestrial broadcasting platforms (multiplex), including the network open to the main mobile telephone companies, to support the offer of a digital terrestrial television reserved to mobile phones by means of DVB-H technologyH;
- ***Other non-television ancillary areas of operation*** (internet, teletext, sale of services and content providing to mobile telephone companies, non television advertising concessions, teleshopping, publishing activities, licensing and merchandising). From the second half of 2008, these areas of operation include activities regarding the *distribution and management* of movie theatres belonging to the Medusa Group and starting from 28 April, they also include the production and marketing of Movie, TV miniseries and TV fiction regarding TaoDue Srl and Nova Films Srl.

Revenues for business segments breakdown	**9 months**			**3rd Quarter**		
	2008	**2007**	**%**	**2008**	**2007**	**%**
Free-to-air tv	1,788.5	1,758.9	*1.7%*	431.0	424.7	*1.5%*
Network Operator	152.6	135.3	*12.8%*	49.2	46.8	*5.1%*
Mediaset Premium	269.5	142.8	*88.7%*	83.8	50.3	*66.6%*
Other	285.7	107.5	*165.8%*	92.2	60.9	*51.4%*
Intracompany Eliminations and Adjustments	(201.0)	(98.5)	*-104.1%*	(70.6)	(42.6)	*-65.7%*
Total	**2,295.2**	**2,045.9**	***12.2%***	**585.6**	**540.1**	***8.4%***

Operating profit for business segments breakdown	**9 months**			**3rd Quarter**		
	2008	**2007**	*EUR mln*	**2008**	**2007**	*EUR mln*
Free-to-air tv	425.9	446.0	*(20.1)*	34.9	36.5	*(1.6)*
Network Operator	6.9	4.0	*2.9*	2.8	2.1	*0.7*
Mediaset Premium	(44.1)	(15.5)	*(28.6)*	(8.6)	(18.1)	*9.5*
Other	10.9	(9.2)	*20.2*	(3.5)	(2.2)	*(1.2)*
Intracompany Eliminations and Adjustments	(19.9)	1.1	*(24.2)*	(3.1)	1.1	*(7.4)*
Total	**379.6**	**426.3**	***(49.8)***	**22.5**	**19.3**	***0.1***

The analysis below refers to the income statements by single area of operation.

It should be noted that *infra-sector revenues and charges* highlight the net contribution resulting from the sale of activities and services provided or received between the various business units. In particular:

- *infra-sector revenues* of the Network Operator business unit refer to the valuation of the use of the analogue broadcasting network by non-encrypted TV channels (commercial free to air television) and of the broadcasting capacity of digital multiplexes utilised to broadcast the events offered by Mediaset Premium and by the non-encrypted channels broadcast in digital terrestrial technology;
- *infra-sector revenues* of "Other business units" refer to the distribution of rights for the portion related to *free to air* or *pay per view* use and TV film and fiction self production.

Mediaset Premium	9 months 2008	9 months 2007	3rd Quarter 2008	3rd Quarter 2007
Total Revenues	**269.5**	**142.8**	**83.8**	**50.3**
Personnel, purchases, services, other costs	(133.4)	(81.8)	(47.9)	(26.6)
Inter-segment operating costs	(29.5)	(24.5)	(8.7)	(5.5)
Total operating costs	**(162.9)**	**(106.3)**	**(56.6)**	**(32.1)**
EBITDA	**106.6**	**36.5**	**27.1**	**18.2**
Rights Amortisations	(147.4)	(50.6)	(33.7)	(35.8)
Others amortisations and depreciations	(3.4)	(1.4)	(2.1)	(0.4)
Amortisations and depreciations	**(150.8)**	**(52.0)**	**(35.8)**	**(36.2)**
Operating Profit	**(44.1)**	**(15.5)**	**(8.6)**	**(18.1)**
revenues %	*n.s.*	*n.s.*	*n.s.*	*n.s.*

As far as ***Mediaset Premium*** television operations are concerned, in the first nine months of 2008 revenues generated from prepaid cards and scratch cards sales amounted to EUR 129.7 million, sharply up against EUR 88.8 million registered in the same period of last year. It should be noted that the revenues from the sale to distributors of prepaid and scratch cards (and similarly also the industrial direct costs and distribution costs) are booked based on the period of residual validity of the cards sold, which were not recharged, and the recharges. Revenues from this area of operation also include, for the period under investigation, EUR 132.7 million (EUR 50.1 million in the same period of the previous year) obtained from the sale to other platforms of the use of encrypted television rights. At the end of the nine-month period, the lower EBIT amount reflected the impact of higher costs relative to 2007-2009 football season contracts, including a substantial increase in pay per view rights starting from the second half of 2007, as well as the costs borne for the purchase of rights and development of the programme scheduling of the three channels, which expanded the *Premium Gallery* commercial offer starting from January 2008. The still negative EBIT amount in this area of operation improved considerably over the third quarter against the same period of last year, as a result of an improved cost trend, consequent to cost alignment with 2007 starting from this quarter.

Analysis of results by geographical segment: Spain

Here follows the income statement referring to Spanish operations, corresponding to the consolidated figures of the Telecinco Group.

(amounts in EUR millions)

Spain: Income statement	9 months 2008	9 months 2007	3rd Quarter 2008	3rd Quarter 2007
Total consolidated net revenues	**734.9**	**771.0**	**171.9**	**199.0**
Personnel expenses	63.3	59.3	21.1	19.7
Purchases, services, other costs	238.1	229.7	73.4	72.4
Operating costs	**301.4**	**289.0**	**94.5**	**92.1**
EBITDA	**433.5**	**481.9**	**77.4**	**106.8**
Rights Amortisations	104.1	115.8	39.0	36.3
Others amortisations and depreciations	5.1	4.6	1.3	2.2
Amortisations and depreciations	**109.2**	**120.5**	**40.3**	**38.5**
Operating profit	**324.3**	**361.5**	**37.1**	**68.4**
Gain/(Losses) from disposal of equity investments	-	-	-	-
EBIT	**324.3**	**361.5**	**37.1**	**68.5**
Financial income/(losses)	(1.9)	6.9	(1.6)	(0.9)
Income/(expenses) from equity investments	(30.0)	2.6	(9.3)	1.4
EBT	**292.4**	**371.0**	**26.2**	**68.9**
Income taxes	(73.3)	(108.7)	0.7	(17.9)
Net profit from continuing operations	**219.1**	**262.2**	**26.9**	**51.0**
Net profit from discontinued operations	-	-	-	-
Minority interests in net profit	9.3	0.6	2.6	0.2
Mediaset Group net profit	**228.4**	**262.8**	**29.5**	**51.2**

The table below details the percentage impact on consolidated net revenues of some key Income Statement items referring to Spanish operations.

	9 months 2008	9 months 2007	3rd Quarter 2008	3rd Quarter 2007
Total consolidated net revenues	**100.0%**	**100.0%**	**100.0%**	**100.0%**
Operating costs	41.0%	37.5%	55.0%	46.3%
EBITDA	59.0%	62.5%	45.0%	53.7%
Amortisation, depreciation and write-downs	14.2%	15.0%	22.7%	18.2%
EBIT	**44.1%**	**46.9%**	**21.6%**	**34.4%**
EBT	**39.8%**	**48.1%**	**15.2%**	**34.6%**
Mediaset Group net profit	**31.1%**	**34.1%**	**17.2%**	**25.7%**
Tax rate (EBT %)	25.1%	29.3%	-2.7%	26.0%

The table below details the revenues of the Telecinco Group, highlighting its most significant items:

(amounts in EUR millions)

	9 months 2008	9 months 2007	%	3rd Quarter 2008	3rd Quarter 2007	%
Television advertising revenues	691.0	739.9	-6.6%	154.6	189.5	-18.4%
Other advertising revenues	12.6	10.7	18.7%	3.9	3.0	32.2%
Gross advertising revenues	**703.7**	**750.5**	**-6.2%**	**158.5**	**192.4**	**-17.6%**
Agency discounts	(32.9)	(32.6)	0.8%	(7.4)	(8.3)	-10.7%
Net advertising revenues	**670.8**	**717.9**	**-6.6%**	**151.1**	**184.1**	**-17.9%**
Other revenues	64.1	53.0	20.9%	20.8	14.9	39.1%
Total net consolidated revenues	**734.9**	**771.0**	**-4.7%**	**171.9**	**199.1**	**-13.7%**

	9 months		3rd quarter	
	2008	2007	**2008**	2007
Income/(expenses) from equity investments	**-37.3**	3.1	**-13.2**	1.6

In the quarter under investigation, the result in investments mainly reflects charges resulting from the equity method valuation of the 33.3% stake held by Mediacinco in Edam.

In the first nine months of 2008, Edam generated consolidated revenues equal to EUR 948.3 million and EBITDA equal to EUR 162.1 million, corresponding to 17.1% of revenues (15.4% in the same period of 2007). The consolidated net result showed a loss equal to EUR -90.1 million, reflecting financial charges amounting to EUR 146.3 million and amortisation and depreciation regarding the intangible assets identified during the *Purchase Price Allocation* phase in the context of the acquisition of the majority stakes in Endemol amounting to EUR 117.9 million. As already mentioned in the first half interim report, with reference to such valuation process, it should be noted that as of 30 June 2008, in compliance with the terms established by the International Accounting Principle - *IFRS 3 Business Combination*, the *Purchase Price Allocation* was completed, definitely confirming the nature and the values identified during the provisional purchase price allocation as of 31 December 2007.

	9 months		3rd quarter	
	2008	2007	**2008**	2007
EBT	**606.4**	756.5	**22.5**	74.6
Tax Rate (%)	*22.5%*	*33.6%*	*8.0%*	*24.8%*
Net profit	**355.8**	372.3	**5.7**	31.5

Period EBIT is net of estimated income taxes according to the recognition defined by IAS 34, using the tax rate that is expected to be applied at the end of the current year. The reduction in the tax rate reflected the enforcement of the new ordinary tax rates applicable, starting from 2008, both in Italy (IRES reduced from 33% to 27.5%; IRAP from 4.25% to 3.9%) and in Spain (tax rate reduction from 32.5% to 30%) and the recognition of net revenues amounting to EUR 53.5 million, resulting from the use of deferred tax liabilities as well as the recognition of withholding taxes following to Mediaset S.p.A.'s adoption of the optional tax redemption regime applicable to some categories of assets, introduced in Italy by the 2008 Budget Law.

(amounts in EUR millions)

Balance Sheet Summary (geographical breakdown)	**Italy**		**Spain**	
	30/09/2008	**31/12/2007**	**30/09/2008**	**31/12/2007**
Film and television rights	2,525.1	2,205.0	165.2	146.5
Goodwill and differences arising from consolidation	146.4	41.0	-	-
Other tangible and intangible non current assets	950.7	970.6	128.4	100.2
Equity investments and other financial assets	762.4	719.6	464.3	472.3
Net working capital and other assets/(liabilities)	(408.1)	(132.5)	(142.1)	(69.6)
Post-employment benefit plans	(100.4)	(102.2)	-	-
Net invested capital	**3,876.1**	**3,701.5**	**615.8**	**649.4**
Group shareholders' equity	2,401.5	2,478.1	517.4	606.0
Minority interests	49.5	1.4	47.3	56.4
Total Shareholders' equity	**2,451.0**	**2,479.5**	**564.7**	**662.5**
Net financial position	**(1,425.1)**	**(1,222.0)**	**(51.1)**	**13.2**

The table below shows a summary of the balance sheet situation of the Group as at 30 September 2008, highlighting the effects deriving from the line-by-line consolidation of investments in the Telecinco Group.

(amounts in EUR millions)

Balance Sheet Summary (geographical breakdown) as at 30 September 2008	**Italy**	**Spain**	**Eliminations/ Adjustments**	**Mediaset Group**
Film and television rights	2,525.1	165.2		2,690.3
Goodwill and differences arising from consolidation	146.4	-	363.4	509.8
Other tangible and intangible non current assets	950.7	128.4		1,079.1
Equity investments and other financial assets	762.4	464.3	(649.4)	577.3
Net working capital and other assets/(liabilities)	(408.1)	(142.1)		(550.2)
Post-employment benefit plans	(100.4)	-		(100.4)
Net invested capital	**3,876.1**	**615.8**	**(286.0)**	**4,206.0**
Group shareholders' equity	2,401.5	517.4	(492.5)	2,426.4
Minority interests	49.5	47.3	206.5	303.3
Total Shareholders' equity	**2,451.0**	**564.7**	**(286.0)**	**2,729.7**
Net financial position	**(1,425.2)**	**(51.1)**		**(1,476.3)**

The summary of the ***cash flow statement*** by geographical segment, in order to assess the contribution of financial movements in the two periods, is shown below. Also, this table is reclassified with respect to the statement envisaged by IAS 7 used for the preparation of the mandatory cash flow statement scheme, highlighting changes in ***Net financial position,*** which represents the most significant indicator of the Group's ability to meet financial obligations.

Item ***Equity investments*** mainly includes the investment made by Gestevision Telecinco for the acquisition of a 29.24% shareholding in Caribevision TV Network LLC in the first quarter, equal to EUR 21.5 million. It should be noted that in the third quarter, EUR 4.9 million were invested to acquire a 25% shareholding in Nessma S.A., a company managing a satellite channel under the same brand broadcast in the Maghrebi area.

Group's employees

As at 30 September 2008, Mediaset Group's employees equal 6,326 units, rising 87 units against 6,239 units of the same period in the previous year.

It should be noted that, due to a change in the consolidation area relating to the acquisition of TaoDue S.r.l. and NovaFilms S.r.l. starting from the second quarter 2008, the number of employees at 30 September 2008 includes 14 people pertaining to those companies.

The increase of average workforce is mainly due to the incoming into the consolidation area of Medusa Group's companies, starting from the third quarter of the last year.

The tables below show the trend in the number of employees broken down by geographical segments:

Number of employees (including temporary staff)	ITALY		SPAIN	
	30/09/2008	30/09/2007	30/09/2008	30/09/2007
Managers	351	337	105	98
Journalists	389	367	125	127
Middle managers	834	799	85	88
Office workers	3,568	3,531	840	859
Industry workers	3	3	26	30
Total	**5,145**	**5,037**	**1,181**	**1,202**

Average workforce (including temporary staff)	ITALY		SPAIN	
	9 months 08	9 months 07	9 months 08	9 months 07
Managers	346	330	106	98
Journalists	377	354	126	125
Middle managers	809	764	85	86
Office workers	3,562	3,266	845	856
Industry workers	4	-	28	30
Total	**5,098**	**4,714**	**1,190**	**1,195**

Transactions with related parties

Transactions with related parties are not quantifiable, nor are they atypical and unusual, being part of the normal business of the Group companies. Such transactions are carried out under normal market conditions, considering the characteristics of the products and services provided. The detailed information regarding their effects on the balance sheet, income statement and cash flow statement of holding companies, subsidiaries and associated companies, comprising those required by Consob Regulation of 29 July 2006, are included under the explanatory note 13 of this report.

Foreseeable development

The deep financial turmoil that hit global markets during this fall has considerably changed the economic expectations on the two main geographical market segments in which the Group

MEDIASET GROUP

Consolidated Financial Statements and explanatory notes

CONSOLIDATED BALANCE SHEET

(EUR million)

	Notes	30/9/2008	31/12/2007
SHAREHOLDERS' EQUITY AND LIABILITIES			
Share capital and reserves			
Share capital		614.2	614.2
Share premium reserve		275.2	275.2
Treasury shares	5	(416.7)	(416.7)
Other reserves	7	465.7	477.2
Valuation reserve	6	14.2	0.4
Retained earnings		1,118.0	1,100.6
Net profit for the period		355.8	506.8
Group Shareholders' Equity		**2,426.4**	**2,557.7**
Minority interests in net profit		114.3	174.4
Minority interests in share capital, reserves and retained earnings		189.0	126.3
Minority interests		**303.3**	**300.7**
TOTAL SHAREHOLDERS' EQUITY		**2,729.7**	**2,858.4**
Non current liabilities			
Post-employment benefit plans		100.4	102.2
Deferred tax liabilities		77.3	164.1
Financial liabilities and payables		882.8	855.8
Provisions for non current risks and charges		173.1	174.9
TOTAL NON CURRENT LIABILITIES		**1,233.6**	**1,297.0**
Current liabilities			
Financial payables		673.2	518.0
Trade and other payables		1,433.5	1,329.6
Provisions for current risks and charges		43.4	56.9
Current tax liabilities		124.9	104.7
Other financial liabilities		19.3	42.3
Other current liabilities		329.1	230.2
TOTAL CURRENT LIABILITIES		**2,623.4**	**2,281.7**
Liabilities related to non current assets held for sale		-	-
TOTAL LIABILITIES		**3,857.0**	**3,578.7**
TOTAL SHAREHOLDERS' EQUITY AND LIABILITIES		**6,586.7**	**6,437.1**

CONSOLIDATED CASH FLOW STATEMENT

(EUR million)

	30th September 2008	30th September 2007
CASH FLOW FROM OPERATING ACTIVITIES:		
Operating profit before taxation	666.4	792.1
+ Depreciation and amortisation	812.0	694.4
+ Other provisions and non-cash movements	18.0	(70.3)
+ Change in trade receivables	219.0	197.6
+ Change in trade payables	(40.5)	144.4
+ Change in other assets and liabilities	201.1	(110.1)
- Interests (paid)/received	(0.4)	(1.4)
- Income tax paid	(237.3)	(69.8)
Net cash flow from operating activities [A]	**1,638.3**	**1,576.9**
CASH FLOW FROM INVESTING ACTIVITIES:		
Proceeds from the sale of fixed assets	4.3	14.4
Proceeds from the sale of equity investments	0.0	3.1
Interests (paid)/received	(0.8)	(0.2)
Purchases in television rights	(982.4)	(526.4)
Changes in advances for television rights	(88.9)	(34.7)
Purchases of other fixed assets	(72.5)	(72.5)
Equity investments	(26.7)	(475.4)
Changes in payables for investing activities	144.4	(310.6)
Proceeds/(Payments) for hedging derivatives	(28.5)	(10.5)
Changes in other financial assets	(6.0)	11.6
Loans to other companies (granted)/repaid	(6.3)	-
Dividends received	2.6	1.3
Business Combinations/Changes in consolidation area	(139.5)	(87.2)
Net cash flow from investing activities [B]	**(1,200.3)**	**(1,487.1)**
CASH FLOW FROM FINANCING ACTIVITIES:		
Share capital issues		-
Change in treasury shares	(1.3)	(30.3)
Changes in financial liabilities	180.2	301.7
Dividends paid	(644.6)	(644.6)
Changes in other financial assets/liabilities	(6.7)	0.1
Interests (paid)/received	(47.3)	(27.2)
Net cash flow from financing activities [C]	**(519.7)**	**(400.3)**
CHANGE IN CASH AND CASH EQUIVALENTS [D=A+B+C]	**(81.7)**	**(310.5)**
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE PERIOD [E]	**157.0**	**447.4**
CASH AND CASH EQUIVALENTS AT THE END OF THE PERIOD [F=D+E]	**75.3**	**136.9**

EXPLANATORY NOTES TO THE QUARTERLY REPORT AS AT 30 SEPTEMBER 2008

1. Drafting criteria

These Summary Quarterly Financial Statements, drafted in compliance with IAS 34 – Interim Financial Reporting, were prepared according to the same accounting principles and valuation criteria adopted for the drafting of the Group's Consolidated Financial Statements as at 31 December 2007, which we invite you to refer to, with the exception of some valuations and, specifically, those referring to the verification of possible impairment losses on fixed assets, which, lacking indicators, events and phenomena which may modify previously made valuations, are normally tested for impairment annually, when all necessary information is available to complete the process.

Taxes for the period under examination were calculated based on the best possible estimate of the weighted average expected for year end.

Mediaset Group's consolidated interim results reflected the seasonality of revenues from advertising, which are traditionally concentrated in the first part of the fiscal year.

All the amounts of the items included in these consolidated quarterly financial statements are expressed in EUR millions according to their relevance.

Lastly, it should be noted that for the purpose of converting into euros the USD denominated values of the affiliated companies acquired during the first quarter of 2008, the following exchange rates were applied: 1.5812 as at 31 March; 1.5764 as at 30 June, 1.4303 as at 30 September and an average exchange rate for the 31 March-30 September period equal to 1.5332.

This Quarterly Report is not subject to limited auditing by the Independent Auditors.

2. Amendments and new accounting principles

On 13 October, IASB amended IAS 39 – *Financial Instruments: Recognition and Measurement* and IFRS 7 – Financial Instruments: *Disclosures*. The amendments would permit reclassification, under particular and limited circumstances, of some financial instruments other than derivatives out of the *fair-value-through-profit-or-loss-category* into the *available-for-sale category* and/or *loans & receivables*, and out of *available-for-sale category* into *loans & receivables*. This amendment will take effect as of 1 July 2009. The Group has not adopted it yet, maintaining the previous classification method.

3. Main changes in the consolidation areas

In addition to the changes already reflected in the Half-Year Financial Statements as at 30 June 2008, during the quarter under examination the following corporate operations were completed, which implied changes in the consolidation area.

On 24 September 2008, RTI S.p.A. acquired a 48.25% interest in Tivù S.r.l., a company operating in the digital terrestrial promotion sector. Since such operation was completed very close to period end, such shareholding was valued according to the cost method instead of the equity method.

On 25 September 2008, the Group acquired a 25% interest in Nessma S.A. Nessma S.A. controls Nessma Entertainment Sarl, a company operating in the sector of satellite television in

4. Intangible and tangible assets and investments

The main period increases, in addition to those concerning television and film rights, an explanation of which has already been provided in the relevant report on operations, refer to the following types of assets:

- *Industrial buildings, plants and machinery*: EUR 58.9 million refer to mainly television broadcasting and telecasting networks;

- *Other intangible assets:* EUR 69.4 million mainly refer to the recognition of intangible assets regarding the allocation of the cost borne for the acquisition of a 75% equity interest in TaoDue S.r.l, as better detailed in the note 11 concerning "*Business combination*". It should also be noted that the amounts relative to the options exercised in the period under examination regarding the encrypted rights of major Italian football clubs for the 2009/2010 First League season, comprehensively amounting to EUR 103.0 million, were reclassified out of the assets category into item *Television and film rights*.

- *Differences arising from consolidation* : EUR 121.9 million, of which EUR 112.2 million refer to the 75% equity interest acquisition in TaoDue and EUR 9.7 million to the equity interest increase (+0.41%) in Gestevision Telecinco.

- *Investments in affiliated companies and joint ventures* : EUR 50.0 million, of which EUR 23.1 million refer to the acquisition of a 49% equity interest in Sportsnet Media Ltd., EUR 4.8 million to the acquisition of a 25% equity interest in Nessma S.A. and EUR 21.5 million to the acquisition of a 35.08% equity interest in Pegaso Television Inc.

5. Treasury shares

It should be noted that no operations for the purchase or sale of treasury shares have occurred during the first nine months of the year. As at 30 September 2008, Mediaset S.p.A. treasury shares are equal to 44,825,500 shares corresponding to EUR 416.7 million.

6. Valuation reserves

	30/09/2008	31/12/2007
Financial assets for cash flow hedging purpose	(3.0)	(15.0)
Stock option plans	18.1	16.4
Equity investments valuation reserves	-	-
Actuarial Gains/(Losses)	(0.9)	(1.0)
Total	**14.2**	**0.4**

The table below summarises the changes that have occurred in these reserves in the period of reference:

Valuation reserves	Balance at 1/1	Increase/ Decrease	Through Profit and Loss Account	Opening balance adjustments of the hedged item	Fair Value adjustments	Deferred tax effect	Balance at 30/09
Financial assets for cash flow hedging purpose	(15.0)	(3.1)	(0.1)	22.5	(2.6)	(4.7)	(3.0)
Financial assets availbale for sale	-	-	-	-	-	-	-
Stock option plans	16.4	1.7	-	-	-	-	18.1
Actuarial Gains/(Losses) on defined benefit plans	(1.0)	0.1	-	-	-	(0.0)	(0.9)
Total	**0.4**	**(1.3)**	**(0.1)**	**22.5**	**(2.6)**	**(4.7)**	**14.2**

	30/09/2008	31/12/2007
Cash in hand and cash equivalents	1.3	0.6
Bank and postal deposits	74.0	156.4
Securities and other current financial assets	8.7	15.3
Total liquidity	**84.0**	**172.4**
Financial receivables from affiliated companies	-	-
Other financial receivables	7.5	3.5
Total current financial receivables	**7.5**	**3.5**
Due to banks	(673.4)	(518.0)
Debiti e passività finanziarie correnti	(4.5)	(1.4)
Financial liabilities due to affiliated companies and joint ventures	(8.4)	(10.6)
Current financial debt	**(686.3)**	**(529.9)**
Current Net Financial Position	**(594.8)**	**(354.0)**
Securities and other non current financial assets	0.3	0.3
Due to banks	(846.5)	(822.5)
Payables and other non current financial liabilities	(35.3)	(32.7)
Non current financial debt	**(881.5)**	**(854.8)**
Net Financial Position	**(1,476.3)**	**(1,208.8)**

Item **Securities and current financial assets** includes securities and derivative instruments to hedge interest rate risk related to financial liabilities.

The change mainly refers to the transfer of securities owned by subsidiary Gestevision Telecinco S.A.

Item **Financial receivables** mainly includes government contributions pursuant to Italian Law No. 1,213 of 4/11/65, as amended by Italian Law No. 153 of 1/3/1994, received for film productions developed by Medusa Film S.p.A., following to resolutions made by the competent authorities, yet not paid, for a total of EUR 7.5 million.

Item **Payables and current financial liabilities**, shown net of the ineffective portion of derivative instruments to hedge currency exposure, mainly refers to the current amount of payables due to leasing companies equal to EUR 2.7 million and payables due to factoring companies amounting to EUR 1.0 million.

Item **Payables and non current financial liabilities** refers to the non current amount of payables due to leasing companies equal to EUR 28.9 million and EUR 5.4 million relative to subsidized loans.

Item **Financial liabilities due to affiliated companies and joint ventures** refers to financial liabilities related to current account relations managed on behalf of such companies by parent company Mediaset S.p.A.

The variation in item ***Payables due to banks – non current portion*** refers to a re-classification in item ***Payables due to banks – current portion,*** including EUR 50.0 million regarding a contract stipulated with Banca Popolare di Bergamo, EUR 35.0 million concerning a new loan contract stipulated with BNP Paribas and EUR 40.0 million concerning a larger use of the credit lines relative to the contract stipulated with Intesa S.Paolo.

The variation in item ***Payables due to banks – current portion*** refers to a re-classification in item ***Payables due to banks – non current portion*** and to a larger use of credit lines.

11. Business combinations

Acquisition of a 75% equity interest in TaoDue

On 28 April 2008, following to the agreements stipulated on 28 November 2007, MedDue S.r.l., a company fully owned by RTI S.p.A., acquired, for a price of EUR 107.5 million, a 53.75% interest in TaoDue Srl, a company that through the fully owned subsidiary NovaFilm Srl, carries out activities regarding the production and sale of films, television serials and dramas. On 26 September 2008, in compliance with Art. 2481 bis and Art. 2465 of the Italian Civil Code, MedDue resolved upon two reserved capital increase operations regarding RTI S.p.A., following to the transfer of the entire equity interest held by the latter in Medusa Film S.p.A., and C.Nesbitt and P.Valsecchi, who transferred a 46.25% equity interest held in TaoDue S.r.l., respectively. Upon completion of the afore described transactions, MedDue S.r.l. will be owned at 75% by RTI S.p.A., at 12.5% by P.Valsecchi and at 12.5% by C.Nesbitt, and it will fully control Medusa Film S.p.A. and TaoDue S.p.A.

The acquisition of the majority interest in TaoDue was accounted according to IFRS 3, by applying the purchase method, determining the fair values ascribable to the consolidated assets and liabilities of the two companies and the subsequent recognition of the goodwill calculated on the difference against the price paid for the acquisition, as shown in the table below:

(amounts in EUR millions)

Net assets acquired	Book value of the acquired company	Fair Value Adjustments	Fair value
Tv and movie rights	1.0		1.0
Other tangible and intangible assets	1.2	60.0	61.2
Equity investments	0.0		0.0
Inventories	2.8		2.8
Trade (payables)/receivables	10.0		10.0
Cash and cash equivalents	3.6		3.6
Post-employment benefit plans	(0.1)		(0.1)
Other assets/(liabilities)	(15.5)	(18.8)	(34.3)
Total net assets acquired (a)	**3.1**	**41.2**	**44.3**
Minority interests on net assets acquired (b)			**(10.2)**
Net assets acquired pertaining to the Group (a) - (b)			**34.1**
Goodwill			**112.3**
Total acquisition costs			**146.4**

With reference to the provisional purchase price allocation recognition, specific intangible assets, referable to exclusive commitments undertaken in favour of the company by its founders and directors, were identified. These assets are representative of that managerial factor that in the sector of audiovisual content creation and production is particularly relevant to ensure high standards of sector-specific professional know-how and business continuity.

Comprehensively, net of deferred taxes allocated on higher current amounts recognised to intangible assets following to *purchase price allocation*, the relevant fair value of net assets pertaining to the purchaser in every single transaction step was re-calculated in EUR 34.1 million.

The difference between acquisition cost, equal to EUR 146.4 million, including cash outflows and the amount consolidated upon transaction date relative to the transfer of a 25% equity interest in Medusa Film, and the fair value of net assets acquired, equal to EUR 34.1 million, resulted in the recognition of goodwill equal to EUR 112.2 million.

Mediaset Group's net outlays for such transaction amounted to EUR 104.1 million, corresponding to the difference between the payments made for the acquisition, including ancillary expenses directly attributable to business combination, and acquired net liquidity.

30th September 2008	ITALY	SPAIN	Eliminations/ Adjustments	MEDIASET GROUP
MAIN INCOME STATEMENT FIGURES				
Revenues from external customers	2,294.6	734.9		3,029.5
Inter-segment revenue	0.6	-	(0.6)	-
Consolidated net revenues	**2,295.2**	**734.9**	**(0.6)**	**3,029.5**
%	76%	24%		100%
Operating profit	**379.6**	**324.3**	-	**703.9**
%	54%	46%		100%
EBIT	**379.6**	**324.3**	-	**703.9**
Financial income/(losses)	(58.4)	(1.9)	-	(60.3)
Income/(expenses) from equity investments valued	(7.3)	(30.0)	-	(37.3)
Income/(expenses) from other equity investments	161.7	-	(161.7)	-
EBT	**475.6**	**292.4**	**(161.6)**	**606.4**
Income taxes	(63.0)	(73.3)	-	(136.3)
Profit/(losses) pertaining to minority interests	(2.4)	9.3	(121.2)	(114.3)
Group Net Profit	**410.2**	**228.4**	**(282.8)**	**355.8**
OTHER INFORMATION				
Assets	5,978.6	960.1	(352.0)	6,586.7
Liabilities	3,527.6	395.4	(66.0)	3,857.0
Investments in tangible and intangible non current assets	984.1	159.7	-	1,143.8
Amortization	702.8	109.2	-	812.0
Impairment losses	-	-	-	-
Other non monetary expenses	28.7	1.1	-	29.8

(*) Including the change in item *advances for the purchase of rights*

30th September 2007	FREE TO AIR TELEVISION	NETWORK OPERATOR	PAY PER VIEW	OTHER AND ADJUSTMENTS	GEOGRAPHICAL SEGMENT ITALY
Revenues from external customers	1,758.9	49.8	142.8	94.4	2,045.9
%	86%	2%	7%	5%	100%
Film and Television rights	1,707.3	-	414.3	22.2	2,143.8
Other tangible and intangible non current assets	359.0	507.1	113.2	31.5	1,010.7
Goodwill	2.6	6.2	-	31.4	40.2
Trade receivables	605.7	41.9	89.6	75.1	812.4
Inventories	17.6	3.8	3.4	4.6	29.4
Operating assets	**2,692.1**	**559.1**	**620.4**	**164.8**	**4,036.4**
Investments in film and television rights (*)	356.6	-	35.4	5.7	397.7
Other investments	30.7	32.3	5.0	0.7	68.7
Investments in tangible and intangible assets	**387.4**	**32.3**	**40.4**	**6.4**	**466.4**

(*) Excluding the change in item *advances for the purchase of rights*

Comments regarding the breakdown and changes in revenues in the operating segments above described are already included in the relevant Report on Operations.

Main secondary segment operations mainly refer to ***television rights***. Specifically:

- for the **Free-to-air area**, the library (films, dramas, short TV series, television series, cartoons), self-produced long dramas, entertainment rights, news and sports programmes that feed the three generalistic channels;
- for the **Pay-per-view area**, the sports, cinema and entertainment rights reserved to the Mediaset Premium offer. In particular, sports rights include the broadcasting rights for the main Italian football clubs for the 2009/2010 season.

14. Transactions resulting from atypical and/or unusual operations

In compliance with Consob Resolution No. DEM 60644296 of 28 July 2006, it is hereby specified that during the first half of 2008 the Group did not carry out any atypical and/or unusual transaction as defined in the same Resolution.

15. Events occurred after 30 September 2008

No significant events have occurred after period closure.

In compliance with Art. 154-bis, par. 2 of the Financial Consolidation Act, Mr. Andrea Goretti, Executive Manager responsible for the drafting of Mediaset S.p.A. corporate accounting documents, hereby declares that the accounting data and information contained herein reflect the results of accounting documents, books and entries.

For the Board of Directors

The Chairman

12g3-2(b)


2008 9M Results Presentation
MEDIASET
Milan,
11th November 2008


Broadcasting
MEDIASET

MEDIASET 2008 9M | 24Hours Audience Share

		2007	2008
INDIVIDUALS	Rai	41.5%	41.3%
	MEDIASET	40.6%	39.5%
COMMERCIAL TARGET (15-64 Years)	Rai	37.3%	37.1%
	MEDIASET	43.0%	41.8%

Source: Auditel

MEDIASET 2008 9M | PRIME TIME Audience Share
20.30-22.30


2007
2008
INDIVIDUALS
Rai
43.8%
43.1%
MEDIASET
40.6%
39.8%
COMMERCIAL TARGET
(15-64 Years)
Rai
40.9%
40.2%
MEDIASET
42.7%
41.9%

Source: Auditel

MEDIASET 2008 9M | PRIME TIME Audience Share


2007
2008
INDIVIDUALS
Rai Uno
23.5%
22.8%
21.2%
20.7%
COMMERCIAL TARGET
(15-64 Years)
Rai Uno
20.3%
19.4%
22.9%
22.6%

Source: Auditel

12g3-2(b)

MEDIASET 2008 9M | Channel Ranking on different Targets

4-14 yrs		15-34 yrs		15-24 yrs		25-34 yrs	
ITALIA1	**25.4**	**CANALE 5**	**24.1**	**CANALE 5**	**24.4**	**CANALE 5**	**24.0**
CANALE 5	**16.1**	**ITALIA 1**	**18.1**	**ITALIA1**	**22.7**	**ITALIA 1**	**15.4**
RAI1	11.2	RAI1	13.8	RAI1	12.7	RAI1	14.4
RAI 2	8.1	RAI 2	8.9	RAI 2	8.1	RAI 2	9.3
RAI 3	4.8	RAI 3	5.8	**RETE 4**	**4.8**	RAI 3	6.4
RETE 4	**3.7**	**RETE 4**	**5.8**	RAI 3	4.8	**RETE 4**	**6.1**
LA 7	1.3	LA 7	2.0	LA 7	1.6	LA 7	2.3

35- 44 yrs		45-54 yrs		55-64 yrs		65+ yrs	
CANALE 5	**22.6**	**CANALE 5**	**21.1**	RAI1	24.4	RAI1	31.4
RAI1	15.9	RAI1	19.2	**CANALE 5**	**18.9**	**CANALE 5**	**18.0**
ITALIA 1	**14.5**	RAI2	11.7	RAI2	11.8	RAI3	11.5
RAI2	10.4	**ITALIA 1**	**10.8**	RAI3	11.3	**RETE 4**	**11.3**
RAI3	7.0	RAI3	8.9	**RETE 4**	**9.4**	RAI2	10.8
RETE 4	**6.6**	**RETE 4**	**8.1**	**ITALIA 1**	**6.9**	**ITALIA 1**	**4.1**
LA 7	2.8	LA 7	3.5	LA 7	4.3	LA 7	3.4

Source: Auditel, 24 Hours, (% audience share)

MEDIASET | Commercial Target Audience Share
Autumn Season (7th Sept – 8th Nov 08)

Day Time		Objective	Audience
	CANALE 5	22.5%	21.4%
	ITALIA 1	13.0%	12.4%
	RETE 4	7.0%	6.7%
	MEDIASET	42.5%	40.5%
Prime Time			
	CANALE 5	24.5%	23.3%
	ITALIA 1	12.0%	11.4%
	RETE 4	7.0%	6.7%
	MEDIASET	43.5%	41.4%

Source: Auditel, 15-64 years


Advertising
MEDIASET

MEDIASET 2008 9M | Publitalia Advertising Revenues


+ 2.0%
2,002.5
2,043.2
(Euro ml.)
9M 2007
9M 2008

2008 Italian Advertsing spending trend

	Jan – Sep 2008
Total Market	**0.0%**
Mediaset	**+2.1%**
Total Market without Mediaset	**-1.1%**
Newspapers (no Free Press)	-4.5%
- National Advertising	-7.9%
Magazines	-4.5%
Radio	+5.7%
Internet	+18.9%

Source: Nielsen (January-September)

2008 Italian TV Advertising spending trend

	Jan – Sep 2008
MEDIASET	+2.1%
Rai	+0.6%
LA7	0.0%
MTV	-4.2%
ALL MUSIC	-5.8%

Source: Nielsen (January-September)

MEDIASET 2008 9M | Advertising Breakdown by Sector

	9M 2008 (ml Euro)	vs. 9M 2007	%Total
FOOD	517.4	-2.2%	25.3%
NON FOOD	316.7	-1.3%	15.5%
TELECOM	289.4	+9.3%	14.2%
AUTOMOTIVE	249.1	+1.7%	12.2%
FINANCE/INSURANCE	77.9	-11.1%	3.8%
RETAIL	36.2	+30.4%	1.8%
MEDIA/PUBLISHING	146.6	+0.8%	7.2%
OTHERS	410.0	+7.3%	20.0%

MEDIASET 2008 9M | Selected sectors trend

	9M 2008 vs. 9M 2007
FOOD	**-2.2%**
- Food products	+2.8%
- Beverages/spirits	-14.1%
NON FOOD	**-1.3%**
- Personal care	+2.5%
- Toiletries	+3.0%
- Housekeeping	-8.1%

MEDIASET 2008 9M | Customer Base

Active Clients	**955**
New Clients	**219**
Clothing	39
Tourism	24
Food	20
Finance/insurance	13
Revenues from new clients	**64 €/ml**

MEDIASET 2008 10M | Publitalia Advertising Revenues


+ 1.6%
2,330.5
2,366.7
10M 2007
10M 2008

1992–1996 Italian Advertising Market Trend


+11.9%
-3.7%
-0.4%
+6.2%
+8.0%

	1992	1993	1994	1995	1996
TV share	50.7	53.0	55.3	54.8	55.1
P'80 share	32.7	34.5	35.2	34.9	34.9

Source: Nielsen data and Company elaboration

2000–2004 Italian Advertising Market Trend


+16.2%
-3.2%
-3.9%
+2.9%
+7.4%

	2000	2001	2002	2003	2004
TV share	51.5	51.0	53.5	54.5	56.0
P'80 share	32.5	33.7	35.2	36.5	37.1

Source: Nielsen data and Company elaboration

12g3-2(b)


Financials
MEDIASET

MEDIASET GROUP 2008 9M | P&L Highlights

(Euro ml.)	9M 2007	9M 2008
Net Consolidated Revenues	**2,816.1**	**3,029.5**
EBITDA	**1,482.2**	**1,515.9**
EBIT	**787.8**	**703.9**
NET PROFIT (Reported)	**372.3**	**355.8**
Adjusted NET PROFIT	***357.9 ****	***314.1 *****
Consolidated Net Financial Position	**(1,167.1)**	**(1,476.3)**

* Excluding the impact of non-recurring income from the application of the new Italian pension reform applied to the employee retirement fund (TFR)
**Excluding the net impact of the amortisation of intangibles related to the Endemol PPA and the impact of the fiscal assets realignment (2008 Italian Budget Law)

MEDIASET

2008 9M RESULTS | Italian Business

MEDIASET ITALIAN BUSINESS 2008 9M | P&L Results

(Euro ml.)	9M 2007	9M 2008
Net Consolidated Revenues	**2,045.9**	**2,295.2**
Personnel Costs	(269.3) *	(318.8)
Other Operating Costs	(776.3)	(894.0)
EBITDA	**1,000.3**	**1,082.4**
Rights Amortisation	(483.5)	(593.1)
Other Amortisation & Depreciation	(90.4)	(109.7)
Operating Profit	**426.3**	**379.6**
Gain (Losses) from Equity disinvest.	-	-
EBIT	**426.3**	**379.6**
Financial Income (Losses)	(41.2)	(58.4)
Associates	0.5	(7.3)
Pre-Tax Profit	**385.6**	**314.0**
Taxes	(145.4)	(63.0)
NET PROFIT	**239.7**	**248.6**

* Including € 23.0 ml. non-recurring income from the application of the new Italian pension reform applied to the employee retirement fund (TFR), as of 31/12/2006, and in compliance with the IFRS

MEDIASET ITALIAN BUSINESS 2008 9M | Operations Breakdown

(Euro ml.)	Total Net Revenues	Total Costs (including D&A)	Operating Profit
FTA TV	**1,788.5**	**(1,362.6)**	**425.9**
Network Operator	**152.6**	**(145.7)**	**6.9**
Pay TV	**269.5**	**(313.7)**	**(44.1)**
Other Activities	**285.7**	**(274.7)**	**10.9**
Intra-company Eliminations	*(92.6)*	*92.6*	-
Adjustments	*(108.5)*	*88.5*	*(20.0)*
TOTAL	**2,295.2**	**1,915.5**	**379.6**

MEDIASET ITALIAN BUSINESS 2008 9M | FTA TV Operations

(Euro ml.)	9M 2007	9M 2008
Total Net TV Revenues	**1,758.9**	**1,788.5**
TV Advertising Revenues	2,002.5	2,043.2
Multichannel Adv. Revenues	2.2	4.9
Commissions	(298.6)	(304.4)
Other TV Revenues	52.7	44.8
Total TV Costs	**(1,312.9)**	**(1,362.6)**
Personnel	(226.6)*	(260.5)
TV Operating Costs	(557.7)	(553.7)
TV Rights Amortisations	(432.9)	(443.6)
Other A&D	(38.8)	(46.5)
Net Intra-company Items	*(56.8)*	*(58.2)*
FTA TV Operating Profit	**446.0**	**425.9**
margin	*25.4%*	*23.8%*

* Including € 21.6 ml. non-recurring income from the application of the new Italian pension reform applied to the employee retirement fund (TFR), as of 31/12/2006, and in compliance with the IFRS

MEDIASET ITALIAN BUSINESS 2008 9M | Network Operator

(Euro ml.)	9M 2007	9M 2008
Total Net Revenues	**135.3**	**152.6**
3° Party DVB-T/DVB-H Revenues	45.0	55.6
Other Revenues	4.9	4.3
Net intra-company Items	*85.4*	*92.6*
Total Costs	**(131.3)**	**(145.7)**
Personnel	(23.7) *	(26.0)
Other Operating Costs	(63.2)	(71.8)
Other Amortisation & Depreciation	(44.4)	(47.8)
Network Operator Operating Profit	**4.0**	**6.9**
margin	*3.0%*	*4.5%*

* Including € 1.0 ml. non-recurring income from the application of the new Italian pension reform applied to the employee retirement fund (TFR), as of 31/12/2006, and in compliance with the IFRS

MEDIASET PREMIUM | Active Clients


2,640,000
2,471,000
2008-09 Season
2007-08 Season
2,014,000
2006-07 Season
1,618,000
1,113,000
Jul
30Sep
30Jun

Source: Company data, until 30 September 2008

MEDIASET ITALIAN BUSINESS 2008 9M | Pay TV

(Euro ml.)	9M 2007	9M 2008
Total Net PPV Revenues	**142.8**	**269.5**
PPV Revenues	88.8	129.7
Advertising Revenues	4.5	8.4
Other Revenues	50.1	132.7
Commissions	(0.6)	(1.2)
Total PPV Costs	**(158.3)**	**(313.7)**
Personnel	(2.2)*	(5.3)
Other Operating Costs	(79.5)	(128.1)
Rights Amortisations and Other *D&A*	(52.0)	(150.8)
Net intra-company items	*(24.5)*	*(29.5)*
PPV Operating Profit	**(15.5)**	**(44.1)**

* Including € 0.1 ml. non-recurring income from the application of the new Italian pension reform applied to the employee retirement fund (TFR), as of 31/12/2006, and in compliance with the IFRS

MEDIASET ITALIAN BUSINESS 2008 9M | Other Activities

(Euro ml.)	9M 2007	9M 2008
Total Net Revenues	**107.5**	**285.7**
Medusa/Taodue 3° Party revenues	27.7	106.7
Medusa/Taodue intra-company revenues	*13.1*	*108.5*
Multimedia	15.8	15.9
Mediashopping	24.0	25.0
Other Non-TV Revenues	26.9	29.6
Total Costs	**(116.7)**	**(274.7)**
Personnel	(16.7)	(27.1)
Other Operating Cost	(76.8)*	(172.5)
Right Amortisations	(13.3)	(58.4)
Other Amortisations & Depreciations	(5.8)	(11.9)
Intra-company Items	*(4.1)*	*(4.8)*
Other Activities Operating Profit	**(9.2)**	**10.9**

* Including € 0.3 ml. non-recurring income from the application of the new Italian pension reform applied to the employee retirement fund (TFR), as of 31/12/2006, and in compliance with the IFRS

MEDIASET ITALIAN BUSINESS 2008 9M | Investments


9M 2007
9M 2008
(Euro ml.)
TV rights and cinema
396.8
424.4*
PPV rights
35.4
491.6
DTT
24.9
17.9
Technical & immaterial
42.2
49.3
Option rights
1.5
0.9
500.9
Total Investments
984.1

* Including 52.7 ml Euro of Medusa/Taodue rights investments

MEDIASET ITALIAN BUSINESS 2008 9M | Cash Flow Statement

(Euro ml.)	9M 2007	9M 2008
Initial Net Financial Position (01/01)	**(964.4)**	**(1,222.0)**
Free Cash Flow from Core Activities	**319.0**	**272.1**
- Cash Flow from Operations	811.5	936.2
- Investments	(500.9)	(984.1)
- Disinvestments	2.4	1.1
- Change in Net Working Capital (CNWC)	6.0	318.9
Equity (Investments)/Disinvest.	(68.9)	(9.6)
Free Cash Flow	**250.1**	**262.5**
Change in consolidation area	(131.7)	(139.7)
Change in Equity (incl. Buyback Program)	(2.4)	-
Cashed in Dividends	158.4	162.7
Dividends	(488.8)	(488.7)
Total Net Cash Flow	**(214.4)**	**(203.2)**
Final Net Financial Position (30/09)	**(1,178.8)**	**(1,425.2)**

MEDIASET

Back Up Slides

TELECINCO 2008 9M | P&L Results

(Euro ml.)	9M 2007	9M 2008
Net Consolidated Revenues	**771.0**	**734.9**
Personnel Costs	(59.3)	(63.3)
Other Operating Costs	(229.7)	(238.1)
EBITDA	**481.9**	**433.5**
Amortisation & Depreciation	(120.5)	(109.2)
EBIT	**361.5**	**324.3**
Financial Income (Losses)	6.9	(1.9)
Associates	2.6	(30.0)
Pre-Tax Profit	**371.0**	**292.4**
Taxes	(108.7)	(73.3)
NET PROFIT Reported	**262.8**	**228.4**
NET PROFIT Adjusted*	**262.8**	**242.4**

* Excluding the net impact of the amortisation of intangibles related to the PPA of Endemol

TELECINCO 2008 9M | Investments

(Euro ml.)	9M 2007	9M 2008
TV rights	113.8	115.1
Co-production & Distribution	15.1	40.3
Tangible & Intangible Fixed Assets	3.8	4.4
Total Investments	**132.7**	**159.7**

TELECINCO 2008 9M | Cash Flow Statement

(Euro ml.)	9M 2007	9M 2008
Initial Net Financial Position (01/01)	**396.1**	**13.2**
Free Cash Flow	**362.3**	**276.3**
- Cash Flow from Operations	400.1	347.5
- Investments/Disinvestment	(129.1)	(158.5)
- Change in Net Working Capital (CNWC)	91.3	87.3
Change in consolidation area	(1.2)	0.2
Change in Equity	32.1	(1.3)
Equity (Investments)/Disinvest.	(464.5)	(23.4)
Cashed in Dividends	1.2	1.6
Dividends	(314.2)	(317.6)
Total Net Cash Flow	**(384.4)**	**(64.3)**
Final Net Financial Position (30/09)	**11.7**	**(51.1)**

MEDIASET

Investor Relations Department:

Tel: +39 02 2514.7008
Fax: +39 02 2514.6719
Email: ir@mediaset.it
WebSite: www.mediaset.it/investor/

Forward-looking Statements

Statements contained in this document, particularly the ones regarding any Mediaset Group possible or assumed future performance, are or may be forward looking statements and in this respect they involve some risks and uncertainties.

Mediaset Group actual results and developments may differ materially from the ones expressed or implied by the above statements depending on a variety of factors.

Any reference to past performance of Mediaset Group shall not be taken as an indication of future performance.

This announcement does not constitute an offer to sell or the solicitation of an offer to buy the securities discussed herein.

The executive responsible for the preparation of the Mediaset S.p.A. accounts, Andrea Goretti, declares that, as per para. 2 art. 154-bis, of the "Testo Unico della Finanza", that the accounting information contained in this document corresponds to that contained in the company's books.

Press Release

Mediaset Board Meeting 11 November 2008

APPROVAL FOR THE RESULTS OF THE FIRST 9 MONTHS OF 2008

Consolidated Results

Net revenues: €3,029.5 million

Operating profit: €703.9 million

Net profit: €355.8 million

Italy

Publitalia sales grow: +2.0%

Ratings: Mediaset channels and Canale 5 leader in the 15-64 year-old audience

Mediaset Premium: revenues +89%

Spain

Operating profitability: 44.1%

Ratings: Telecinco Spain's leading channel

The Board of Directors of Mediaset, which met today under the Chairmanship of Fedele Confalonieri, has approved the company's quarterly report to 30 September 2008.

MEDIASET GROUP: CONSOLIDATED RESULTS

Performance in the first nine months of 2008 can be summarised as follows:

- the Mediaset Group's **consolidated net revenues grew by 7.6%** to reach **€3,029.5 million**, compared with €2,816.1 million in the first nine months of 2007.
- the Group's **EBIT** came to **€703.9 million**, compared with €787.8 million in the first nine months of the previous year. This variation is in part due to the benefits of non-recurring income of €23 million generated in 2007 by legislative changes on the use of leaving entitlement funds.
- **operating profitability** was **23.2%**, compared with 28.0% in the first nine months of 2007.
- **profit before taxation** and that attributable to third-party shareholders, amounted to **€606.4 million** compared with €756.5 million in the first nine months of 2007. This result was affected by higher financial charges resulting from the acquisitions made in the second half of 2007 (Endemol and Medusa).

- **net profit** attributable to the Group came to **€355.8 million**, compared with the '€372.3 million of the first nine months of the previous year.

- the Group's **net financial position** went from -€1,208.8 million on 31 December 2007 to **-€1,476.3 million** on 30 September 2008. This deficit is due to dividend distribution by both the parent company and Telecinco and to outlays for investments.
  operating cash flow amounted to €1,283.7 million, an increase on the €1,211.6 million of the same period of the previous year.

It should be noted that, since last July, the companies acquired during 2007 have been consolidated. The companies of the Medusa Group have been fully consolidated, while the 33.3% stake in Endemol, held through Mediacinco, has been consolidated on a net equity basis.
Furthermore, 26 September 2008 saw the completion of operations for the creation of a joint-venture that brings together Medusa Film, Italy's leading film production company, and Taodue, leader in the production of high quality TV drama. The closing of the operation confirms the structure announced on 29 November 2007 (link to press release).

A BREAKDOWN OF RESULTS BY GEOGRAPHIC AREA

Italy

- In the first nine months of 2008 **consolidated net revenues** amounted to **€2,295.2 million, an increase of 12.2%** on the €2,045.9 million of the same period of the previous year. The increase is due to the positive contribution of Publitalia, increased revenues from Mediaset Premium's pay-per-view activities, the network operator business and the consolidation of the revenues of the Medusa Group.

  gross television advertising revenues came to **€2,043.2 million, an increase of 2.0%** on the same period of 2007. This result was achieved thanks to a particularly sustained increase in advertising sales in the third quarter of the year: in fact, television advertising sales grew essentially in line with the first six months of the year, despite a notoriously difficult general economic climate.

  Mediaset Premium: **total revenues** amounted to **€269.5 million**, an increase of **89%** on the €142.8 million of the same period of the previous year. On 30 September, active cards totalled around 2.5 million, compared with around 1.6 million in the first nine months of 2007.

- **EBIT** came to **€379.6 million**, compared with the €426.3 million of the first nine months of 2007.

- **pre-tax profit** came to **€314.0 million**, compared with €385.6 million in the first nine months of 2007.

- **net profit** amounted to **€248.6 million**, compared with €239.7 million for the same period of the previous year.

TV ratings: in the first nine months of the year Mediaset channels confirmed their national leadership in all the time bands among viewers in the 15 to 64 year-old age range (the commercial target). During the period, Mediaset recorded a **41.9% share in prime time** and **41.8% in the 24 hours**.
Canale 5 is Italy's most popular channel in the commercial target with **22.6% in prime time** and **21.7%** in the **24 hours**

Spagna

- In the first nine months of 2008 **consolidated net revenues** generated by the Telecinco Group came to **€734,9 million**, compared with €771.0 million (-4.7%) in the same period of the previous year. This result was due to the impact of the unfavourable trading and financial climate, at both a national and international level.

- Also thanks to effective overall cost controls, the company's EBIT for the period came to **€324.3 million**, compared to the €361.5 million of the first nine months of 2007.

- at **44.1% operating profitability** remained among the highest among European broadcasters

- **pre-tax profit** went from €371.0 million for the first nine months of 2007 to **€292.4 million** for the first nine months of 2008.

- **net profit** amounted to **€228,4 million** compared with €262.8 million for the first nine months of 2007.

TV ratings: Telecinco consolidated its position as Spain's absolute leader with **a prime time share of 20.3%** and **18.4%** in the **24 hours**.

FORECAST FOR THE FULL YEAR

- The deep financial crisis that has affected global markets during the autumn has significantly altered the economic prospects in the two markets in which the Group's activities are concentrated, Italy and Spain. According to the estimates of leading international observers, the two countries are expected over the course of the coming months to enter a period of recession that will have inevitable consequences for the prospects for advertising investments.

  In the current economic climate, the Mediaset Group is working, both in Italy and in Spain, to contrast the reduced expectations over the short term for the advertising market, with a view to consolidating its leadership, both in terms of market share and ratings results in the reference targets. Ongoing control of television costs will continue, alongside a development strategy for pay-TV activities.

- During October, both the Mediaset channels and Telecinco confirmed their ratings leadership in the commercial targets of reference, while in Italy Mediaset Premium saw a continued rise in revenues and clients.

- In Italy, at the end of the first ten months of the year, gross advertising sales for the Mediaset channels showed growth of 1.6% compared with the same period of the previous year. Despite extremely uncertain market conditions, the trend in advertising sales in the last two months of the year should allow the company to post a positive annual result compared with that of 2007.
  In Spain, conditions in the advertising market, already difficult in the middle of the year, will lead to a decline in advertising sales also in the last quarter of the year.
  This, despite an extremely low rate of growth in television costs, will make it difficult to achieve a consolidated net profit in 2008 that is higher than that recorded in 2007.

The executive responsible for the preparation of the Mediaset S.p.A. accounts, Andrea Goretti, declares that, as per para. 2 art. 154-bis, of the Single Finance Bill, that the accounting information contained in this press release corresponds to that contained in the company's books.

Cologno Monzese, 11 November 2008

Department of Corporate Communications and Image
Tel. +39 022514.9251
Fax +39 022514.9286
e-mail: ufficiostampa@mediaset.it
www.mediaset.it/corporate/

Investor Relations Department
Tel. +39 022514.7008
Fax +39 022514.8535
e-mail: ir@mediaset.it
http://www.mediaset.it/investor

Highlights from the consolidated income statement (*) *in €m*

	Cumulative to 30 September		Q3	
	2008	**2007**	**2008**	**2007**
Consolidated net revenues	**3,029.5**	**2,816.1**	**757.4**	**739.0**
Labour costs	382.0	328.5	118.2	111.0
of which non-recurring income	-	*(23.0)*		-
Procurement, services and other costs	1,131.6	1,005.4	313.7	293.1
Operating costs	**1,513.6**	**1,333.9**	**431.8**	**404.1**
Gross operating profit	**1,515.9**	**1,482.2**	**325.6**	**334.9**
Amortization and depreciations	812.0	694.4	266.0	247.1
Operating profit	**703.9**	**787.8**	**59.6**	**87.9**
((Losses)/gains from equity disposals	-	-	-	-
EBIT	**703.9**	**787.8**	**59.6**	**87.9**
Financial income /(charges)	(60.3)	(34.4)	(24.0)	(14.9)
Income/(charges) from investments	(37.3)	3.1	(13.2)	1.6
Profit before taxation	**606.4**	**756.5**	**22.5**	**74.6**
Income taxes	(136.3)	(254.2)	(1.8)	(18.5)
Net profit from operations	**470.1**	**502.4**	**20.7**	**56.1**
(Net profit from discontinued activities)	-	-	-	-
(Minority interest (profit)/loss	(114.3)	(130.1)	(14.9)	(24.7)
Profit for the Mediaset Group	**355.8**	**372.3**	**5.7**	**31.5**

Highlights from the consolidated balance sheet (*) *in €m*

	30/09/2008	**31/12/2007**
Television rights	2,690.3	2,351.5
Goodwill and consolidation differences	509.8	394.5
Other tangible/intangible assets	1,079.1	1,070.8
Financial assets	577.3	554.8
Net working capital & other assets/liabilities	(550.2)	(202.2)
Severance indemnity reserve	(100.4)	(102.2)
Net invested capital	**4,206.0**	**4,067.2**
Net Group assets	2,426.4	2,557.7
Shareholders' equity and minority interest	303.3	300.7
Net assets	**2,729.7**	**2,858.4**
Net financial position	**(1,476.3)**	**(1,208.8)**

(*) *The reclassified figures in the report are not subject to certification by the external auditors*

RECEIVED
2008 DEC -3 A 11:05
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

12g3-2(b)

MEDIASET

Mediaset S.p.A.
Registered office: Milano, Via Paleocapa n. 3
Share capital: EUR 614,238,333.28 fully paid in.
Tax - VAT - Milan Company Register no. 09032310154
e-mail: direzione.affarisocietari@mediaset.it
www.mediaset.it

QUARTERLY REPORT TO SEPTEMBER 30, 2008

You are hereby informed, in compliance with the provisions of Consob Resolution no. 11971/99, as amended, that the management report on performance in the third quarter of fiscal 2008 is available for public consultation at the registered office of the company and at Borsa Italiana S.p.A.

END